Exhibit 2.1

JOINT VENTURE AGREEMENT

This Joint Venture Agreement (the "Agreement") is made this 11th day of February, 2011, by and between Alto Group Holdings, Inc., a Nevada corporation, ("ALTO"), and American Enviro-medial LLC, a California limited liability company (“AEM”).

R E C I T A L S

A.           The business of ALTO is to engage in natural resource exploration and mining, and is seeking a joint venture partner for the Horse Shoe Bar Mining Project located on the Middle Fork of the American River in California, USA. (Project)

B.           AEM is a limited liability company that owns a mining and mineral lease located at Por. Sec. 5 T.13N., R. 11E., M.D.B.&M in the County of Placer, California, USA.

C.           ALTO and AEM desire to form a joint venture.

Now, Therefore, in consideration of the mutual covenants herein contained, the parties intending to be legally bound, agree as follows:

1.   FORMATION.  ALTO and AEM form a joint venture (the "Joint Venture") for the term and purposes and in accordance with the provisions of this Agreement.  The Joint Venture will operate as Alto Horse Shoe Bar Mining LLC, a Utah limited liability company.

2.   PURPOSE.  ALTO and AEM wish to create a Joint Venture to extract gold and other minerals from the Project detailed in the Recitals.

3.   POWERS.  The Joint Venture shall have all powers reasonably necessary or incidental to carrying out its purpose, including, but not limited to all powers now or hereafter conferred by the laws of the State of Utah concerning partnerships, and shall do any and all things related or incidental to its business as fully as natural persons might or could do under the laws of Utah.

4.   OFFICE.  The principal office of the Joint Venture will be at 10757 South River Front Pkwy, Suite 125, South Jordan, Utah 84095.

5.   CAPITAL CONTRIBUTION.  ALTO shall contribute the following capital to the Joint Venture :

5.1   $150,000 during the start-up phase (first year) of the Joint Venture.  These funds will be used for equipment placement and exploration.  ALTO and AEM anticipate these activities will take place the first year of operating as a Joint Venture.

5.2   Further funding from ALTO will be contributed as ALTO and AEM evaluate the success or failure of the bedrock exploration.

            6.   ASSET CONTRIBUTION.  AEM will contribute all rights, interest, ownership and title to the Horse Shoe Bar Lease (the “Lease”) it holds.  Furthermore, AEM warrants to the Joint Venture that it is the sole owner of the Lease, and that the Lease is held without liens or encumbrances.

7.   PROPERTY.  Except as agreed in writing, all property owned by the Joint

Venture, whether real or personal, tangible or intangible, shall be deemed to be owned by the Joint Venture and neither ALTO nor AEM shall have any title, ownership, or other intellectual property right or license under this Agreement.

8.   REQUIREMENTS TO CONDUCT BUSINESS.  ALTO and AEM will execute and file all certificates, and take all other action, that may be required to conduct business in the state of California and the state of Utah.

9.   TERM.  The term of this Agreement will commence as of the date hereof and will end on the earlier of December 31, 2020, or

                    9.1   such other date mutually agreed upon by ALTO and AEM;

9.2   adjudication of either ALTO or AEM as bankrupt, its filing of a voluntary petition in bankruptcy, the filing of any petition against it under any federal or state bankruptcy law, or its filing of a petition or answer seeking the appointment of a receiver of its assets or an arrangement with creditors under any such laws; or

9.3   breach by either ALTO or AEM or of any material covenant under this Agreement (subject to the provisions of Paragraph 8, below).

10.   NOTICE AND CURE OF A MATERIAL BREACH.  If there is a material breach of this Agreement, the party intending to terminate must give the defaulting party 30 days' written notice thereof, detailing the particular action or condition that is claimed to constitute a material breach.  The defaulting party may cure the breach during this period or take steps to cure, and if cured, or if the steps taken to cure the breach will do so within a reasonable period if diligently prosecuted, then this Agreement will not terminate.

            11.   REPRESENTATIONS.  ALTO and AEM represent to the others as follows:

11.1   ALTO is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Nevada with all requisite corporate power, authority, and legal right to own its property and conduct its business as now conducted and as contemplated under this Agreement.

11.2   AEM is a limited liability company, duly organized, validly existing, and in good standing under the laws of the State of California with all requisite corporate power, authority, and legal right to own its property and conduct its business as now conducted and as contemplated under this Agreement.

11.3   Each is duly qualified to do business in each jurisdiction in which the nature of its properties or its business requires such qualification and in which the failure to so qualify would materially adversely affect its business or financial condition.

11.4   The execution, delivery, and performance by each party to this Agreement and the performance by each party of its obligations hereunder (i) are within their respective power and authority; (ii) have been duly authorized by all necessary action on the part of their respective governing bodies; (iii) will not contravene any provision of law or regulation, or any writ or decree of any court or governmental instrumentality or their respective articles, bylaws, or other organizational documents or other agreement of either, or any other agreement, instrument, or undertaking binding upon either or any of their respective assets; and (iv) will not contravene any agreements with any of lenders or investors of either.

11.5   This Agreement has been duly executed and delivered by each party and constitutes the valid, legal, and binding obligation of each party, enforceable in accordance with its terms.

11.6   No approval or consent of, or filing with, any governmental authority is required to be obtained or effected by either party in connection with its execution, delivery, and performance of this Agreement.

11.7   There is no pending or, to my knowledge, threatened action, suit or proceeding or investigation before any court, board of arbitration or arbitrator, governmental body, agency, instrumentality, or official against or affecting either party, the outcome of which, if adversely determined, would have a material adverse effect on its business or assets or could adversely impair the ability of either party to fully perform its obligations under this Agreement.

11.8   Neither party is a party to any agreement or instrument or subject to any restriction having a materially adverse effect on its business, operations, property, assets, or condition, financial or other, or its ability to perform its obligations under this Agreement or any agreement or instrument thereunder and is not in default in the performance, observance, or fulfillment of the material obligations, covenants, or agreements contained in any agreement or instrument or by which any of its property or assets is bound.

11.9   Neither party is in default under any applicable order, writ, injunction, or decree of any court, governmental department, board, or agency, or instrumentality of any arbitrator.

11.10   Each party has obtained or shall obtain in respect of this Agreement and the transactions contemplated hereby, on or prior to the date hereof, all governmental permissions, rights, licenses, and permits, if any, to carry out the transactions contemplated thereby.  Neither party has received notice of any violation of any applicable law, regulation, order, or requirement which would have a materially adverse effect on its business or on the transactions contemplated by this Agreement, and which has not been complied with or corrected in all material respects.

12.   CONTRIBUTIONS.

        12.1   ALTO and AEM have each made the contributions to the capital of the
Joint Venture as set forth herein.  Except as agreed in writing by the parties, neither ALTO nor AEM shall have any obligation to make any further contributions to the Joint Venture.

            12.2   No interest shall accrue on any contributions made to the Joint Venture by ALTO and AEM, and neither Party shall have the right to withdraw or to be repaid any contribution.

13.   INTERESTS, FEES, PROFITS, AND LOSSES. ALTO shall have a 50 percent equity interest in the Joint Venture and in the profits and is chargeable with such percentage of the losses of the Joint Venture.  AEM shall have a 50 percent equity interest in the Joint Venture and in the profits and are chargeable with such percentage of the losses of the Joint Venture.

14.   MANAGEMENT.

14.1   Steven Gorin and Mark Klok will act as managers (the "Managers") of the Joint Venture.

14.2   Subject to the provisions of subsection 13.4 below, the Managers will have full power and authority to conduct and manage the business of the Joint Venture and to undertake and implement, on behalf of the Joint Venture the following:

  14.2.1   oversight over scouting for various business opportunities, assigning employees or independent contractors to various duties and developing
  14.2.2   responsibility for day-to-day operations; and

  14.2.3   the outsourcing of research, development, and advisory activities to third parties.

                    14.3   Subject to the provisions below, the Managers will full power and authority to implement all Joint Decisions (as definedbelow) approved by ALTO and AEM.

14.4   None of the following matters ("Joint Decisions") may be undertaken by or on behalf of the Joint Venture, and no expenditures or obligations may be incurred in connection therewith, without the prior consent or approval of both ALTO and AEM:

14.5   the creation of a budget or any project or assignment

          14.5.1   thereof;

  14.5.2   the application for or prosecution of any rights relating to intellectual property held or used by the Joint Venture;

  14.5.3   the marketing of the Joint Venture;

                          14.5.4   the issuance of press releases or information statements;

  14.5.5   the engagement, hiring, or retention of personnel or organizations;

                          14.5.6   the negotiation or pursuit of licensing arrangements;

  14.5.7   the negotiation or consummation of any collaborative agreements involving the Joint Venture; or

  14.5.8   the entering into of any agreement or series of related agreements, where:

               14.5.8.1   the aggregate obligations of the Joint Venture with respect to any such agreement(s) would exceed $10,000;

       14.5.8.2   the gross proceeds receivable by the Joint Venture with respect to any such agreement(s) would exceed $10,000; or

       14.5.8.3   the agreement(s) would otherwise have a material effect upon the Joint Venture, its operating results, or financial condition.

14.6   The Manager, on behalf of the Joint Venture, shall diligently and in good faith manage the Joint Venture and implement or cause to be implemented any Joint Decisions, and otherwise conduct the business of the Joint Venture in accordance with this Agreement.  The Manager will devote such time and attention to the business of the Joint Venture as is reasonably necessary to accomplish the purposes of the Joint Venture.

14.7   ALTO will collect all sums payable to the Joint Venture and will distribute such amounts, after expenses of the Joint Venture, to the parties in accordance with their respective interests in the Joint Venture.

14.8   ALTO will maintain complete and accurate current books of account for the Joint Venture.  Such books of account must be kept in accordance with generally accepted accounting principles and practices.  ALTO and AEM shall at all reasonable times have access to, and may inspect and make copies of, such books of account and all other books and records of the Joint Venture and the Manager.  At the request of either party, an audit of the accounts of the Joint Venture will be annually made by independent certified public accountants selected by ALTO and AEM, and their report is to be furnished to all parties.

14.9   Within thirty days after the close of each fiscal year, the Manager will cause to be prepared by the Joint Venture's independent certified public accountants and furnished to both parties the following:

  14.9.1   A balance sheet of the Joint Venture as of the end of the fiscal year and a related statement of income or loss for the Joint Venture for such fiscal year that, if requested by either party, shall be certified by such accountants.

  14.9.2   A statement setting forth in reasonable detail each party's share of the income or loss of the Joint Venture for such fiscal year.

  14.9.3   Such other information as may be reasonably necessary in order to enable the parties to prepare their tax returns.

15.   BANK ACCOUNTS.  All sums received and all other funds of the Joint Venture will be deposited in bank accounts approved by all the parties to this Agreement, and withdrawals from such accounts may be made upon the signature of the Manager.

16.   TRANSFERS OF INTEREST IN THE JOINT VENTURE.  Neither party may, without the prior written consent of the other party, sell, assign, or transfer in any way, or mortgage, hypothecate, or otherwise encumber either of their respective interests in the Joint Venture.  Any attempted action in violation of this provision will be null and void.

17.   INDEMNIFICATION.  Neither party, nor any director, officer, employee or agent thereof shall be liable, responsible or accountable in damages or otherwise to each other or any of its respective owners for any act or omission by any party performed pursuant to the authority granted to such party by this Agreement, or in accordance with its provisions; provided, however, that such act or omission did not constitute fraud, willful misconduct or gross negligence.

18.   LIQUIDATION.

18.1   Upon the termination of this Agreement, all assets of the Joint Venture must be liquidated as quickly as practicable, but in a manner that minimizes losses occurring in such liquidation.  ALTO and/or AEM may bid for and purchase any of the assets of the Joint Venture.

18.2   The proceeds of the liquidation are to be applied in the following order of priority:

          18.2.1         payment of the expenses of the liquidation;

  18.2.2   payment of all other debts and obligations of the Joint Venture, and the creation of a reserve for any contingent liabilities of the Joint Venture;

  18.2.3   payment to ALTO and AEM, according to each of their equity in the Joint Venture as detailed in this Joint Venture Agreement; and

19.   INTEGRATION:  GOVERNING LAW.  This Agreement merges and supersedes all prior Agreements between the parties hereto, and shall be governed by, and construed in accordance with, the law of Utah.

20.   SURVIVAL.  All the representations and covenants contained in this Agreement will survive the termination of this Agreement.

21.   AMENDMENTS.  No modification, amendment, or waiver of any provision of this Agreement, or consent to any departure by either party therefrom, shall in any event be effective unless the same shall be in writing and signed by the other party.

22.   SEVERABILITY.  In case any one or more of the provisions contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.

23.   COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.

IN WITNESS WHEREOF, the parties have executed this Joint Venture Agreement to be effective the date first written above.

ALTO Group Holdings, Inc.

By:
Name:
Title:

American Enviro-medial, llc

By:
Name:
Title: